Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266099

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED APRIL 10, 2023)

Up to 7,035,970 Common Shares
Issuable Upon the Exercise of Outstanding Class A Warrants

UNITED MARITIME CORPORATION

This is a supplement (“Prospectus Supplement”) to the prospectus, dated April 10, 2023 (the “Prospectus”) of United Maritime Corporation (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-266099), as further amended or supplemented from time to time.

On November 17, 2023, the Company furnished a Current Report on Form 6-K with the U.S. Securities and Exchange Commission as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 17, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) as Exhibit 99.1 is a copy of the press release of United Maritime Corporation (the “Company”) dated November 15, 2023, titled “United Maritime Reports Strong Profit for the Third Quarter, Financial Results for the Nine Months Ended September 30, 2023 and Declares Dividend of $0.075 Per Share.”

The Company also announced today that the following proposals were approved and adopted at its 2023 Annual Meeting of Shareholders held on November 14, 2023:

a)	the election of Messrs. Christina Anagnostara and Ioannis Kartsonas, as Class A Directors to serve until the 2026 Annual Meeting of Shareholders; and

b)	the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2023.

This Report on Form 6-K and the exhibit hereto, excluding the statements attributed to the Company’s Chairman & Chief Executive Officer, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273116).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: November 17, 2023

Exhibit 99.1

United Maritime Reports Strong Profit for the Third Quarter, Financial Results for the Nine Months Ended September 30, 2023 and Declares Dividend of $0.075 Per Share
Highlights (in million USD, except EPS)	Q3 2023	Q3 2022	9M 2023	From January 20, 2022 (date of inception) to September 30, 2022
Net Revenues	$11.7	$7.9	$24.5	$7.9
Net income	$8.9	$1.0	$0.9	$1.0
Adjusted net income[1]	$9.2	$1.0	$3.4	$1.0
EBITDA[1]	$13.5	$2.9	$11.9	$2.9
Adjusted EBITDA[1]	$13.8	$2.9	$14.4	$2.9

Earnings per share Basic[1]	$1.00	$0.12	$0.10	$0.24
Earnings per share Diluted[1]	$0.91	$0.09	$0.09	$0.14
Adjusted earnings per share Basic[1]	$1.03	$0.12	$0.40	$0.24
Adjusted earnings per share Diluted[1]	$0.95	$0.08	$0.35	$0.13

Other Highlights and Developments:

■	Quarterly cash dividend of $0.075 per share for Q3 2023
■	Total cash dividends of $10.0 million, or $1.30 per share, declared since November 2022 reflecting a cash yield of 63%[2]
■	Sale of the Company’s remaining LR2 tanker vessel at a premium of more than 85% over the vessel’s acquisition price, recording an accounting gain of $11.8 million
■	Delivery of two Panamax vessels and commencement of time-charter (“T/C”) contracts
■	Share buybacks worth about $0.4 million since the beginning of Q3 2023, nearly maximizing possible amount given share liquidity
■	Total buybacks of approximately 3.5 million common shares at an average price of $1.87 since Q3 2022
■	Secured $30.0 million sale and leaseback financing from a new lender to proactively address upcoming loan maturities and enhance liquidity position

November 15, 2023 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the third quarter and nine months ended September 30, 2023. The Company also declared a quarterly dividend of $0.075 per common share for the third quarter of 2023.

For the quarter ended September 30, 2023, the Company generated Net Revenues of $11.7 million compared to $7.9 million in the third quarter of 2022. Adjusted EBITDA1 for the quarter was $13.8 million, compared to $2.9 million for the same period of 2022. Net Income and Adjusted Net Income for the quarter were $8.9 million and $9.2 million respectively compared to Net Income and Adjusted Net Income of $1.0 million in the third quarter of 2022. The Time Charter Equivalent (“TCE”) rate of the fleet for the third quarter of 2023 was $16,186 per day, compared to $23,639 in the same period of 2022.

1 Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Based on the closing price of November 14, 2023

For the nine-month period ended September 30, 2023, the Company generated net revenues of $24.5 million and recorded an Adjusted EBITDA1 of $14.4 million. Net Income and Adjusted Net Income for the nine-month period were $0.9 million and $3.4 million respectively. The TCE rate of the fleet for the first nine months of 2023 was $15,141 per day.

Cash and cash-equivalents and restricted cash as of September 30, 2023, stood at $14.3 million. Shareholders’ equity at the end of the third quarter was $67.4 million, while long-term debt, lease liabilities and other financial liabilities net of deferred charges stood at $94.3 million as of September 30, 2023. The book value of our fleet as of September 30, 2023, stood at $155.5 million, including two chartered-in Panamax vessels.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am pleased to report our very strong financial results for the third quarter of 2023. During this period, United delivered the final LR2 tanker to its new owners, while also completing the deliveries of all previously acquired dry bulk vessels. A gain of $11.8 million was recorded on the tanker sale which led to a strong profitable result for this quarter.

“Following the deliveries of the last two Panamax vessels, our fleet consists of eight vessels comprising three Capesize, two Kamsarmax and three Panamax. The total vessel investment of $144 million in 2023 has been funded through the proceeds of the sales of the tankers and debt instruments, avoiding any dilutive equity raising transactions. United has not conducted any public offering of its shares since its initial public offering in July 2022.

“Since the beginning of the third quarter, we repurchased close to the maximum allowed level of our shares based on the market liquidity, or 182,961 shares with a total of $0.4 million at an average price of about $2.4.

“Being consistent with our shareholder rewards initiatives, our Board of Directors has approved another quarterly dividend of $0.075, in continuation of our existing policy, which currently represents a 14% annualized dividend yield. Since the commencement of our operations, we have declared cash dividends of $1.3 per share, or about 63% of our most recent closing price.

“For the fourth quarter, we have converted 75% of our ownership days from index-linked to fixed and we estimate our daily net TCE to average approximately $14,500. This reflects the fixed rate conversions on six of our vessels at an average gross level of about $14,700, while retaining exposure to what seems to be a strong Capesize market in the fourth quarter, through two of our vessels.

“Moving on to dry bulk market developments, the Capesize market has staged a significant improvement since the end of September, with the Panamax market remaining rangebound at relatively satisfactory daily rates. Since the start of the year, dry bulk fleet efficiency improved as port congestion fell to historically low levels, leading to an increase in the supply of available vessels. As congestion eventually reverted to levels consistent with historical averages, vessel availability slowed down significantly, and this in combination with healthy trade flows for iron ore, coal and grains led to a favorable market balance for owners.

“Looking ahead, the dry bulk orderbook remains at historically low levels, especially when considering the increasingly strict implementation of environmental regulations that are likely to curtail supply and increase the need for fleet replacement. With this in mind, we believe that even modest levels of demand growth are sufficient to maintain high vessel utilization and healthy charter rates.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	T/C Index Linked(2)	Jan-24	Jun-24
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Sep-24	Nov-24
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Aug-24	Jan-25
Oasea	Dry Bulk / Kamsarmax	82,217	2010	Tsuneishi	T/C Index Linked(2)	Mar-24	Jul-24
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Apr-24	Jul-24
Chrisea(3)	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	Feb-24	Jun-24
Synthesea(4)	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Oct-24	Dec-24
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jul-24	Nov-24
Total/Average age		922,054	14.4 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Fourth Quarter 2023 TCE Guidance.”

(3)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

(4)
The vessel is technically and commercially operated by the Company on the basis of an 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Fleet Data:

(Amounts in U.S. Dollars)
	Q3 2023	Q3 2022	9M 2023	From January 20, 2022 (date of inception) to September 30, 2022
Ownership days (1)	687	248	1,603	248
Operating days (2)	628	244	1,443	244
Fleet utilization (3)	91.4%	98.4%	90.0%	98.4%
TCE rate (4)	$16,186	$23,639	$15,141	$23,639
Daily Vessel Operating Expenses (5)	$6,668	$7,573	$6,894	$7,573

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2023	Q3 2022	9M 2023	From January 20, 2022 (date of inception) to September 30, 2022
Vessel revenue, net	11,682	7,852	24,514	7,852
Less: Voyage expenses	1,517	2,084	2,666	2,084
Time charter equivalent revenues	10,165	5,768	21,848	5,768
Operating days	628	244	1,443	244
TCE rate	$16,186	$23,639	$15,141	$23,639

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2023	Q3 2022	9M 2023	From January 20, 2022 (date of inception) to September 30, 2022
Vessel operating expenses	5,992	2,179	15,129	2,179
Less: Pre-delivery expenses	1,411	301	4,078	301
Vessel operating expenses before pre-delivery expenses	4,581	1,878	11,051	1,878
Ownership days	687	248	1,603	248
Daily Vessel Operating Expenses	$6,668	$7,573	$6,894	$7,573

Net Income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q3 2023	Q3 2022	9M 2023	From January 20, 2022 (date of inception) to September 30, 2022
Net income	8,861	1,028	947	1,028
Interest and finance costs, net	2,001	948	4,746	948
Depreciation and amortization	2,641	946	6,210	946
EBITDA	13,503	2,922	11,903	2,922
Stock based compensation	329	-	2,504	-
Gain on extinguishment of debt	(20)	-	(20)	-
Adjusted EBITDA	13,812	2,922	14,387	2,922

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, which the Company believes is not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
Net Income and Adjusted Net Income Reconciliation and calculation of Adjusted Earnings Per Share
(In thousands of U.S. Dollars)
	Q3 2023	Q3 2022	9M 2023	From January 20, 2022 (date of inception) to September 30, 2022
Net income	8,861	1,028	947	1,028
Stock based compensation	329	-	2,504	-
Gain on extinguishment of debt	(20)	-	(20)	-
Adjusted net income	9,170	1,028	3,431	1,028
Adjusted net income – common stockholders	8,937	889	3,336	889
Adjusted earnings per common share, basic	1.03	0.12	0.40	0.24
Adjusted earnings per common share, diluted	0.95	0.08	0.35	0.13
Weighted average number of common shares outstanding, basic	8,654,584	7,504,999	8,240,924	3,682,695
Weighted average number of common shares outstanding, diluted	9,430,825	10,461,405	9,555,407	6,639,101

To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock based compensation, gain on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q3 2023	Q3 2022	9M 2023	From January 20, 2022 (date of inception) to September 30, 2022
Interest and finance costs	(2,085)	(948)	(5,064)	(948)
Interest income	84	-	318	-
Amortization of deferred finance charges and other discounts	208	128	578	128
Cash interest and finance costs	(1,793)	(820)	(4,168)	(820)

Fourth Quarter 2023 TCE Rate Guidance:

As of the date hereof, approximately 87% of the Company fleet’s expected operating days in the fourth quarter of 2023 (including 100% of the Company’s Panamax and Kamsarmax days) have already been fixed at an estimated TCE of approximately $14,386. Assuming that for the remaining operating days of our index-linked T/Cs the average of the Baltic Capesize Index (“BCI”) will be equal to the average Capesize Forward Freight Agreement (“FFA”) rate of $15,700 per day (based on the FFA curve of November 7, 2023), our estimated TCE for the fourth quarter of 2023 will be approximately $14,5343. Our TCE guidance for the fourth quarter of 2023 includes conversions of index-linked charter to fixed.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the fourth quarter of 2023:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	552	$13,812
TCE - fixed rate	N/A	N/A
TCE – index-linked unhedged	166	$16,934
Total / Average	718	$14,534

Third Quarter and Recent Developments:

Dividend Distribution for Q2 2023 and Declaration of Q3 2023 Dividend

On October 6, 2023, the Company paid the previously announced quarterly dividend of $0.075 per share, for the second quarter of 2023, to all shareholders of record as of September 22, 2023.

The Company also declared a cash dividend of $0.075 per share for the third quarter of 2023 payable on or about January 10, 2024 to all shareholders of record as of December 22, 2023.

3 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance the BCI daily rate assumed for the remaining operating days of the quarter for index-linked T/Cs is equal to the average FFA rate of $15,700 based on the curve as of November 7, 2023. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Buyback of Common Shares – 3rd Repurchase Plan

Since the beginning of the third quarter of 2023, we have repurchased 182,961 common shares in open market transactions at an average price of $2.4 per share for an aggregate consideration of $0.4 million pursuant to the $3.0 million share repurchase program commenced in October 2022. All the abovementioned shares were cancelled and removed from our share capital as of the date of this release. As of November 14, 2023, the Company had 8,709,188 common shares issued and outstanding.

Vessel transactions and commercial updates

Sale of LR2 tanker - M/T Epanastasea

In August 2023, the Company sold its remaining LR2 product tanker, the 2008-built M/T Epanastasea to an unaffiliated third party. The vessel’s gross sale price was $37.5 million, at a premium of more than 85% over the vessel’s acquisition price.

Delivery of M/V Exelixsea and time-charter agreement

In August 2023, the Company took delivery of the 76,361 dwt M/V Exelixsea built in 2011 in Japan. The M/V Exelixsea was acquired for a gross purchase price of $17.8 million, which was funded by Company’s cash reserves, including the cash-collateralized $15.0 million loan previously secured by the M/T Epanastasea.

The M/V Exelixsea is chartered by Cargill for a period of minimum 11 months to about 14 months, at an index-linked rate. In addition, the T/C provides the Company with the option to convert the variable charter hire to a fixed rate for a period of minimum two months until the remaining period of T/C priced at the prevailing Panamax FFA rate for the selected period.

Delivery of M/V Synthesea and time-charter agreement

In August 2023, the Company took delivery of the 78,020 dwt M/V Synthesea built in 2015 in Japan. The M/V Synthesea is chartered under a 12-month bareboat charter agreement, with a daily charter rate of $8,000 over the period of the bareboat charter, a downpayment of $7.0 million and a purchase option of $17.1 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, will be approximately $27.0 million.

The M/V Synthesea is chartered by Cargill for a period of minimum 14 months to about 16 months, at an index-linked rate. In addition, the T/C provides the Company with the option to convert the variable charter hire to a fixed rate for a period of minimum two months until the remaining period of T/C priced at the prevailing Panamax FFA rate for the selected period.

M/V Goodship – New time-charter agreement

In September 2023, the M/V Goodship commenced employment under a new T/C agreement at an index linked rate, with an international dry bulk operator for a period of about 11 months to about 13 months. In addition, the T/C provides the Company with the option to convert the variable charter hire to a fixed rate for a period of minimum two months to maximum 12 months priced at the prevailing Capesize FFA rate for the selected period.

M/V Tradership – Extension of time-charter agreement

In April 2023, the charterer of the M/V Tradership agreed to extend the T/C agreement in direct continuation from the previous agreement. The new T/C commenced on October 1, 2023 for a duration of about 11 to about 15 months, while all other terms of the T/C remained the same.

Financing Updates

EnTrust Facility – M/V Exelixsea Tranche

In August 2023, as part of the sale of the M/T Epanastasea and the acquisition of the M/V Exelixsea, the Company replaced the collateral under the respective tranche previously secured by the M/T Epanastasea. Under the terms of the amended agreement, the $15.0 million tranche which is now secured by the M/V Exelixsea, bears a fixed rate of 9.0% per annum. The amended facility has an outstanding balance of $14.5 million and amortizes through one instalment of $1.5 million payable in December 2023, followed by a $13.0 million balloon payable in March 2024.

Refinancing of M/Vs Gloriuship, Goodship & Tradership

In November 2023, the Company entered into three separate and identical $10.0 million sale and leaseback agreements for the M/Vs Gloriuship, Goodship and Tradership with a Chinese lessor, for the purpose of refinancing the outstanding indebtedness of the respective vessels under the EnTrust Facility. The vessels will be sold and chartered back on a bareboat basis for a period of 3 years. The Company will have continuous options to repurchase the vessels at predetermined prices, starting six months after the commencement date. At the end of each bareboat period, United has the obligation to repurchase each vessel for $5.0 million. Each financing shall bear interest of 3-month term SOFR plus 3.30% per annum and will amortize through 36 consecutive monthly installments of approximately $0.14 million each.

Conference Call:

The Company’s management will host a conference call to discuss the financial results today, Wednesday, November 15, 2023 at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call on the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
	September 30, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents and restricted cash	14,340	69,932
Vessels and right-of-use assets, net and advances for vessels’ acquisitions	155,486	50,200
Other assets	5,514	5,523
TOTAL ASSETS	175,340	125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, lease liability and other financial liabilities, net of deferred finance costs	94,343	42,606
Other liabilities	13,606	18,481
Stockholders’ equity	67,391	64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	175,340	125,655

* Derived from the audited consolidated financial statements as of the period as of that date
United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data, unless otherwise stated)
	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	From January 20, 2022 (date of inception) to September 30, 2022
Vessel Revenue, net	11,682	7,852	24,514	7,852
Expenses:
Voyage expenses	(1,517)	(2,084)	(2,666)	(2,084)
Vessel operating expenses	(5,992)	(2,179)	(15,129)	(2,179)
Management fees	(551)	(230)	(1,377)	(230)
General and administrative expenses	(1,959)	(442)	(5,284)	(442)
Depreciation and amortization	(2,641)	(946)	(6,210)	(946)
Gain on sale of vessels	11,804	-	11,804	-
Operating income	10,826	1,971	5,652	1,971
Other income / (expenses):
Interest and finance costs	(2,085)	(948)	(5,064)	(948)
Interest and other income	40	-	327	-
Gain on extinguishment of debt	20	-	20	-
Other, net	60	5	12	5
Total other expenses, net:	(1,965)	(943)	(4,705)	(943)
Net income	8,861	1,028	947	1,028
Net income attributable to common stockholders	8,628	889	852	889

Net income per common share, basic	1.00	0.12	0.10	0.24
Net income per common share, diluted	0.91	0.09	0.09	0.14
Weighted average number of common shares outstanding, basic	8,654,584	7,504,999	8,240,924	3,682,695
Weighted average number of common shares outstanding, diluted	9,430,825	10,461,405	9,555,407	6,639,101

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)
	Nine months ended September 30, 2023	From January 20, 2022 (date of inception) to September 30, 2022
Net cash (used in) / provided by operating activities	(7,051)	1,893
Net cash used in investing activities	(58,404)	(19,604)
Net cash provided by financing activities	9,863	38,926

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of eight dry bulk vessels, comprising three Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 922,054 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company’s operating or financial results; the Company’s financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its registration statement on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com